UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

DUNDEE CORPORATION

(Translation of registrant's name into English)

28th Floor, 1Adelaide Street East, Toronto, Ontario, Canada M5C 2V9

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Index to Exhibits

Exhibit	Title
99.1	News Release dated May 14, 2009
99.2	News Release dated May 14, 2009
99.3	Management's Discussion and Analysis - March 31, 2009
99.4	Interim Financial Statements - March 31, 2009

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION (Registrant)

Date: May 19, 2009	By:	/s/ Lili Mance
Lili Mance
Assistant Corporate Secretary